# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Keenova Therapeutics plc, CIK 0001567892
CUSIP: G5890A102
Title of class of securities: Ordinary Shares, par value $0.01 per share
Address of issuer's principal executive offices: College Business & Technology Park, Cruiserath, Blanchardstown, Dublin 15, Ireland (L2), D15 TX2V
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001279913

## Reporting persons
- MARATHON ASSET MANAGEMENT GP, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,710,229; sole dispositive power 0; shared dispositive power 2,710,229; aggregate amount beneficially owned 2,710,229 (6.8% of the class)
  Comment: See item 2 for additional information.
- MARATHON ASSET MANAGEMENT, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,710,229; sole dispositive power 0; shared dispositive power 2,710,229; aggregate amount beneficially owned 2,710,229 (6.8% of the class)
  Comment: See item 2 for additional information.
- BRUCE RICHARDS: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 2,710,229; sole dispositive power 0; shared dispositive power 2,710,229; aggregate amount beneficially owned 2,710,229 (6.8% of the class)
  Comment: See item 2 for additional information.
- LOUIS HANOVER: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 2,710,229; sole dispositive power 0; shared dispositive power 2,710,229; aggregate amount beneficially owned 2,710,229 (6.8% of the class)
  Comment: See item 2 for additional information.

## Item 1. Issuer
Name of issuer: Keenova Therapeutics plc
Address of issuer's principal executive offices: College Business & Technology Park, Cruiserath, Blanchardstown, Dublin 15, Ireland

## Item 2. Person Filing
Name of person filing:
This statement is filed by the following Reporting Persons:

(i) Marathon Asset Management GP, L.L.C., a Delaware limited liability company ("Marathon GP"), the general partner of Marathon;

(ii) Marathon Asset Management, L.P., a Delaware limited partnership ("Marathon");

(iii) Bruce Richards, a managing member of Marathon GP; and

(iv) Louis Hanover, a managing member of Marathon GP.

Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information by another Reporting Person.

Marathon, pursuant to certain investment management agreements and in its capacity as the investment manager of each of the Marathon Funds, has the sole power to vote and the sole power to direct the disposition of all ordinary shares, par value $0.01 per share (the "Ordinary Shares"), held by the Marathon Funds. Accordingly, for the purposes of Section 240.13d-3 of the Exchange Act, Marathon may be deemed to beneficially own the Ordinary Shares held by the Marathon Funds. The general partner of Marathon is Marathon GP. Bruce Richards and Louis Hanover are the managing members of Marathon GP. This report shall not be deemed an admission that Marathon, each Marathon Fund or any other person is the beneficial owner of the securities reported herein for purposes of Section 13 of the Exchange Act or for any other purpose.

The following ceased being Reporting Persons as of November 14, 2025 pursuant to that certain Schedule 13G Amendment No. 2 filed with the Securities and Exchange Commission on November 14, 2025:

(i) Marathon Blue Grass Credit Fund, LP, a Delaware limited partnership;

(ii) Marathon Centre Street Partnership, L.P., a Delaware limited partnership;

(iii) Marathon StepStone Master Fund LP, a Cayman Islands limited partnership;

(iv) MCSP Sub LLC, a Delaware limited liability company;

(v) Quaestio Alternative Funds S.C.A., SICAV-FIS: CMAB - SIF - Credit Multi Asset Pool B, a Luxembourg Societe d'Investissement a Capital Variable;

(vi) TRS Credit Fund, LP, a Delaware limited partnership;

(vii) MDCF II Investment Fund A SCSp, a Luxembourg special limited partnership;

(viii) Marathon Distressed Credit Fund, L.P., a Delaware limited partnership; and

(ix) Marathon Special Opportunity Master Fund Ltd, a Cayman Islands limited company.
Address of principal business office or, if none, residence: The principal business and principal office address of the Reporting Persons is c/o Marathon Asset Management, L.P., 1 Bryant Park, 38th Floor, New York, NY 10036.
Citizenship: Marathon GP and Marathon are organized under the laws of the State of Delaware. Mr. Richards and Mr. Hanover are citizens of the United States.

## Item 4. Ownership
Amount beneficially owned: Marathon GP; Marathon; Mr. Richards; and Mr. Hanover - 2,710,229.00
Percent of class: Marathon GP; Marathon; Mr. Richards; and Mr. Hanover - 6.8%
Sole power to vote or to direct the vote: 0.00
Shared power to vote or to direct the vote: Marathon GP; Marathon; Mr. Richards; and Mr. Hanover - 2,710,229.00
Sole power to dispose or to direct the disposition: 0.00
Shared power to dispose or to direct the disposition: Marathon GP; Marathon; Mr. Richards; and Mr. Hanover - 2,710,229.00

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
99.2 - Joint Filing Agreement, dated as of November 14, 2025, among the Reporting Persons.

## Signatures
- MARATHON ASSET MANAGEMENT GP, L.L.C.: /s/ Anne Campbell, Anne Campbell/Authorized Signatory (05/15/2026)
- MARATHON ASSET MANAGEMENT, L.P.: /s/ Anne Campbell, Anne Campbell, Authorized Signatory for Marathon Asset Management GP, L.L.C., its general partner (05/15/2026)
- BRUCE RICHARDS: /s/ Anne Campbell, Anne Campbell/Authorized Signatory (05/15/2026)
- LOUIS HANOVER: /s/ Anne Campbell, Anne Campbell/Authorized Signatory (05/15/2026)